Exhibit 2.11

AMENDED AND RESTATED INTERCOMPANY LOAN AGREEMENT

This AMENDED AND RESTATED INTERCOMPANY LOAN AGREEMENT (this “Amended and Restated Loan Agreement”) is entered into and made effective as of June 3, 2003, by and between Palm, Inc., a Delaware corporation (“Lender”), and PalmSource Holding Company, a Delaware corporation (“Borrower”) and a wholly owned subsidiary of PalmSource, Inc. (“PalmSource”).

RECITALS

A. Lender and PalmSource, a subsidiary of Lender, entered into the Intercompany Loan Agreement effective as of December 3, 2001 (the “Original Loan Agreement”), which was amended by Amendment One to the Intercompany Loan Agreement, dated as of the date hereof, and made effective as of December 3, 2001 (the “Amendment”), whereby the parties thereto clarified the intent as to the parties to the Original Loan Agreement and replaced PalmSource with Borrower as the borrower in the Original Loan Agreement.

B. As of the date hereof, Lender has extended intercompany loans to Borrower in an aggregate principal amount equal to twenty million dollars ($20,000,000.00) (the “Principal Amount”) under the Original Loan Agreement, as amended by the Amendment, all of which remains outstanding.

C. Lender and Borrower wish to amend and restate in its entirety the Original Loan Agreement, as amended by the Amendment, by entering into this Amended and Restated Loan Agreement.

NOW THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

AGREEMENT

ARTICLE 1

DEFINITIONS

1.1 “Amended and Restated Loan Agreement” shall have the meaning set forth in the opening paragraph of this document.

1.2 “Business Day” shall mean any day on which commercial banks are not authorized or required to close in Santa Clara, California.

1.3 “Contribution Amount” shall mean an amount equal to (i) twenty million dollars ($20,000,000.00) minus (ii) if, after giving effect to a Distribution Transaction, the outstanding principal amount owed by Lender under the TI Note is reduced by less than fifteen million dollars ($15,000,000.00) pursuant to the adjustment procedures of the TI Note, then an amount equal to (A) fifteen million dollars ($15,000,000.00) minus (B) the amount by which the principal amount owed by Lender under the TI Note is reduced (provided that in no event shall such amount exceed fifteen million dollars ($15,000,000.00)) pursuant to the adjustment procedures of the TI Note in connection with such Distribution Transaction.

1.4 “Default” shall mean any event or circumstance not yet constituting an Event of Default but which, with the giving of any notice or the lapse of any period of time or both, would become an Event of Default.

1.5 “Distribution Date” shall have the meaning given to such term in Section 2.2 hereof.

1.6 “Distribution Transaction” shall have the meaning given to such term in Section 2.2 hereof.

1.7 “Event of Default” shall have the meaning given to such term in Section 5.1 hereof.

1.8 “Governmental Authority” shall mean any domestic or foreign national, state or local government, any political subdivision thereof, any department, agency, authority or bureau of any of the foregoing, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

1.9 “Indebtedness” of any Person shall mean and include the aggregate amount of, without duplication (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services (other than accounts payable incurred in the ordinary course of business determined in accordance with generally accepted accounting principles), (d) all obligations under capital leases of such Person, (e) all obligations or liabilities of others secured by a lien on any asset of such Person, whether or not such obligation or liability is assumed, (f) all guaranties of such Person of the obligations of another Person; (g) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement upon an event of default are limited to repossession or sale of such property), (h) net exposure under any interest rate swap, currency swap, forward, cap, floor or other similar contract that is not entered to in connection with a bona fide hedging operation that provides offsetting benefits to such Person, which agreements shall be marked to market on a current basis, and (i) all reimbursement and other payment obligations, contingent or otherwise, in respect of letters of credit.

1.10 “Loan Documents” shall mean and include this Amended and Restated Loan Agreement, any New Note issued pursuant to Section 2.2 hereof and any other documents, instruments or agreements delivered to Lender in connection with this Amended and Restated Loan Agreement.

1.11 “Maturity Date” shall have the meaning given to such term in Section 2.2 hereof.

1.12 “New Note” shall have the meaning given to such term in Section 2.2 hereof.

1.13 “Obligations” shall mean and include all debts, liabilities, and financial obligations, including, without limitation, the Principal Amount, howsoever arising, owed by Borrower to Lender of every kind and description (whether or not evidenced by any note or instrument), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising pursuant to the terms of any of the Loan Documents, including, without limitation, all interest, fees, charges, expenses, reasonable attorneys’ fees (and expenses) and accountants’ fees (and expenses) chargeable to Borrower or payable by Borrower hereunder or thereunder.

1.14 “Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a Governmental Authority.

1.15 “Principal Amount” shall have the meaning given to such term in Recital B hereof.

1.16 “TI Note” shall mean that certain 5% Convertible Subordinated Note Due 2006 (No. A-1), issued by Lender to Texas Instruments Incorporated, dated December 6, 2001, in the principal amount of fifty million dollars ($50,000,000.00).

ARTICLE 2

PAYMENTS

2.1 Terms. Subject to the terms and conditions of this Amended and Restated Loan Agreement, Lender agrees to loan to Borrower until the Maturity Date a sum equal to the Principal Amount. The Principal Amount shall be loaned in lawful currency of the United States of America. Subject to the terms and conditions hereof, Borrower may prepay the Principal Amount.

2.2 Payment of Principal. If not paid earlier, the outstanding Principal Amount shall be due and payable to the Lender on the dates set forth in the following subsections (a)(ii), (b) or (c), as applicable (each, a “Maturity Date”):

(a) in the event that PalmSource and Lender effect a transaction in which Lender distributes its shares of PalmSource capital stock to Lender’s stockholders (a “Distribution Transaction”), then (i) on the distribution date of such Distribution Transaction (the “Distribution Date”), Lender shall contribute the Contribution Amount as an indirect capital contribution to Borrower and (ii) the remaining outstanding Obligations, including, without limitation, all accrued and unpaid interest minus the principal amount of, and any accrued and unpaid interest on, the New Note, if any, shall be due and payable in full within seven (7) days after the Distribution Date;

(b) in the event that PalmSource consummates an initial public offering of its capital stock without a prior Distribution Transaction (an “IPO”), then the outstanding Obligations, including, without limitation, the outstanding Principal Amount and all accrued and unpaid interest thereon, shall be due and payable in full no later than seven (7) days after the closing date of such IPO; or

(c) in the event that neither the distribution date of a Distribution Transaction nor the closing date of an IPO has occurred before December 3, 2004, then the outstanding Obligations,

including, without limitation, the outstanding Principal Amount and all accrued and unpaid interest thereon, shall be due and payable in full on December 3, 2004;

provided, however, in the event that the principal amount owed by Lender under the TI Note, is reduced by less than fifteen million dollars ($15,000,000.00) pursuant to the procedures of the TI Note in connection with a Distribution Transaction, then Borrower shall issue a note with such terms and in the form attached hereto as Exhibit A (the “New Note”) to Lender with a principal amount (provided that in no event shall such amount be less than zero) equal to (x) fifteen million dollars ($15,000,000.00) minus (y) the amount by which the principal amount owed by Lender under the TI Note is reduced pursuant to the adjustment procedures of the TI Note in connection with such Distribution Transaction. In the event that the New Note is issued, the terms thereof shall supercede the provisions of this Amended and Restated Loan Agreement, other than those provisions of Article 6 hereof which do not conflict with the provisions of the New Note.

2.3 Interest Payments. Interest on the outstanding Principal Amount shall accrue at a rate per annum equal to two and forty-eight one-hundredths percent (2.48%). All computations of such interest shall be based on a year of 365 days and actual days elapsed for each day on which any Principal Amount is outstanding under the terms of this Amended and Restated Loan Agreement. If not paid earlier, all outstanding accrued interest hereunder shall be due and payable to the Lender on the Maturity Date.

2.4 Other Payment Terms.

(a) Place and Manner. Borrower shall make all payments due to Lender hereunder in lawful money of the United States of America and in same day or immediately available funds.

(b) Date. Whenever any payment due hereunder shall fall due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest or fees, as the case may be.

(c) Default Rate. From and after the occurrence of an Event of Default and during the continuance thereof, Borrower shall pay interest on all Obligations not paid when due, from the date due thereof until such amounts are paid in full at a per annum rate equal to five (5) percentage points in excess of the rate otherwise applicable to the Principal Amount. All computations of such interest shall be based on a year of 365 days and actual days elapsed.

2.5 Loan Account. The Obligations of Borrower to Lender hereunder shall be evidenced by one or more accounts or records maintained by Lender in the ordinary course of business. The accounts or records maintained by Lender shall be presumptive evidence of the amount of such Obligations, and the interest and principal payments thereon. Any failure so to record or any error in so doing shall not, however, limit, increase or otherwise affect the obligation of Borrower hereunder to pay any amount owing hereunder. Upon Lender’s request, Borrower shall execute a promissory note in favor of Lender.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BORROWER

To induce Lender to enter into this Amended and Restated Loan Agreement and to pay the Principal Amount hereunder, Borrower represents and warrants to Lender as follows:

3.1 Due Incorporation, Qualification, etc. Borrower is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

3.2 Authority. The execution, delivery and performance by Borrower of each Loan Document to be executed by Borrower and the consummation of the transactions contemplated thereby (a) are within the power of Borrower and (b) have been duly authorized by all necessary actions on the part of Borrower.

3.3 Enforceability. Each Loan Document executed, or to be executed, by Borrower has been, or will be, duly executed and delivered by Borrower and constitutes, or will constitute, a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

ARTICLE 4

CONDITIONS TO THE LOAN OF THE PRINCIPAL AMOUNT

Lender’s obligation to loan the Principal Amount to Borrower is subject to the prior satisfaction or waiver of all the conditions set forth in this Article 4.

4.1 Principal Loan Documents. Borrower shall have duly executed and delivered to Lender: (a) this Amended and Restated Loan Agreement; and (b) such other documents, instruments and agreements as Lender may reasonably request.

4.2 Representations and Warranties Correct. The representations and warranties made by Borrower in Article 3 hereof shall be true and correct as of the date on which the payment of the Principal Amount is made and after giving effect to the making of such payment.

4.3 No Event of Default or Default. No Event of Default or Default has occurred or is continuing.

ARTICLE 5

EVENTS OF DEFAULT

5.1 Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Amended and Restated Loan Agreement:

(a) Failure to Pay. Borrower shall fail to pay (i) any Principal Amount when due on the applicable Maturity Date hereunder; (ii) any interest, Obligation or other payment required under the terms of this Amended and Restated Loan Agreement or any other Loan Document on the date due and such failure shall continue for five (5) Business Days after Borrower’s receipt of Lender’s written notice thereof to Borrower; or (iii) any Indebtedness (excluding Obligations) owed by Borrower to Lender on the date due and such failure shall continue for five (5) Business Days after Borrower’s receipt of Lender’s written notice thereof to Borrower.

(b) Breaches of Covenants. Borrower shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Amended and Restated Loan Agreement or any other Loan Document and (i) such failure shall continue for ten (10) Business Days, or (ii) if such failure is not curable within such ten (10) Business Day period, but is reasonably capable of cure within thirty (30) Business Days, either (A) such failure shall continue for thirty (30) Business Days or (B) Borrower shall not have commenced a cure in a manner reasonably satisfactory to Lender within the initial ten (10) Business Day period; or

(c) Representations and Warranties. Any representation, warranty, certificate, or other statement (financial or otherwise) made or furnished by or on behalf of Borrower to Lender in writing in connection with any of the Loan Documents, or as an inducement to Lender to enter into this Amended and Restated Loan Agreement, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished; or

(d) Voluntary Bankruptcy or Insolvency Proceedings. Borrower shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part, (v) become insolvent (as such term is defined in 11 U.S.C. §101 (32), as amended from time to time), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(e) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Borrower or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to Borrower or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) calendar days of commencement.

5.2 Rights of Lender upon Default.

(a) Acceleration. Upon the occurrence or existence of any Event of Default described in Sections 5.1(d) and 5.1(e) hereof, automatically and without notice or, at the option of Lender, upon the occurrence of any other Event of Default, all outstanding Obligations payable by Borrower hereunder shall become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Loan Documents to the contrary notwithstanding.

(b) Cumulative Rights, etc. The rights, powers and remedies of Lender under this Amended and Restated Loan Agreement shall be in addition to all rights, powers and remedies given to Lender by virtue of any applicable law, rule or regulation of any Governmental Authority, any transaction contemplated thereby or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing Lender’s rights hereunder.

ARTICLE 6

MISCELLANEOUS

6.1 Notices. Except as otherwise provided herein, all notices, requests, demands, consents, instructions or other communications to or upon Lender or Borrower under this Amended and Restated Loan Agreement or the other Loan Documents shall be in writing and telecopied, mailed or delivered to each party at its telecopier number or address set forth below (or to such other telecopier number or address for any party as indicated in any notice given by that party to the other party). All such notices and communications shall be effective (a) when sent by Federal Express or other overnight service of recognized standing, on the Business Day following the deposit with such service; (b) when mailed by registered or certified mail, first class postage prepaid and addressed as aforesaid through the United States Postal Service, upon receipt; (c) when delivered by hand, upon delivery; and (d) when telecopied, upon confirmation of receipt; provided, however, that any notice delivered to Lender under Article 2 of this Amended and Restated Loan Agreement shall not be effective until received by Lender.

Lender :	Palm, Inc.
400 N. McCarthy Blvd.
Milpitas, California 95035
Attention: Chief Financial Officer

Borrower:	PalmSource Holding Company
1240 Crossman Avenue
Sunnyvale, California 94089
Attention: Chief Financial Officer

6.2 Waivers; Amendments. Any term, covenant, agreement or condition of this Amended and Restated Loan Agreement or any other Loan Document may be amended or waived if such amendment or waiver is in writing and is signed by Borrower and Lender. No failure or delay by Lender in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right. A waiver or consent given hereunder shall be effective only if in writing and in the specific instance and for the specific purpose for which given.

6.3 Successors and Assigns. This Amended and Restated Loan Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower, Lender and their respective successors and permitted assigns, except that Borrower may not assign or transfer (and any such attempted assignment or transfer shall be void) any of its rights or obligations under any Loan Document without the prior written consent of Lender.

6.4 Set-off. In addition to any rights and remedies of Lender provided by law, Lender shall have the right, without prior notice to Borrower, any such notice being expressly waived by Borrower to the extent permitted by applicable law, upon the occurrence and during the continuance of a Default or an Event of Default, to set-off and apply against any Indebtedness, whether matured or unmatured, of Borrower to Lender (including, without limitation, the Obligations), any amount owing from Lender to Borrower. The aforesaid right of set-off may be exercised by Lender against Borrower or against any trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of Borrower or against anyone else claiming through or against Borrower or such trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of set-off shall not have been exercised by Lender prior to the occurrence of a Default or an Event of Default. Lender agrees promptly to notify Borrower after any such set-off and application made by Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

6.5 No Third Party Rights. Nothing expressed in or to be implied from this Amended and Restated Loan Agreement or any other Loan Document is intended to give, or shall be construed to give, any Person, other than the parties hereto and thereto and their permitted successors and assigns, any benefit or legal or equitable right, remedy or claim under or by virtue of this Amended and Restated Loan Agreement or any other Loan Document.

6.6 Partial Invalidity. If at any time any provision of this Amended and Restated Loan Agreement or any of the Loan Documents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Amended and Restated Loan Agreement or such other Loan Documents, nor the legality, validity or enforceability of such provision under the law of any other jurisdiction, shall in any way be affected or impaired thereby.

6.7 Governing Law. This Amended and Restated Loan Agreement and each of the other Loan Documents shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

6.8 Construction. Each of this Amended and Restated Loan Agreement and the other Loan Documents is the result of negotiations among, and has been reviewed by, Borrower, Lender and their respective counsel. Accordingly, this Amended and Restated Loan Agreement and the other Loan Documents shall be deemed to be the product of all parties hereto, and no ambiguity shall be construed in favor of or against Borrower or Lender.

6.9 Entire Agreement. This Amended and Restated Loan Agreement and the other Loan Documents, taken together, constitute and contain the entire agreement of Borrower and Lender with respect to the subject matter hereby and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

6.10 Counterparts. This Amended and Restated Loan Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Loan Agreement as of the date first set forth above.

BORROWER: PALMSOURCE HOLDING COMPANY

By:	/s/ AL WOOD
Name:	Al Wood
Title:	CFO

LENDER: PALM, INC.

By:	/s/ JUDY BRUNER
Name:	Judy Bruner
Title:	CFO

Exhibit A

Form of New Note

[Form of New Note has been omitted. A copy of this exhibit will be furnished supplementally to the Commission upon request.]